SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2016

Shaw Communications Inc.

By:	/s/ Vito Culmone
Vito Culmone
Executive Vice President and CFO
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Second Quarter and Year-to-date Results

Close of strategic transactions firmly positions Shaw to be a leading pure-play connectivity provider

Calgary, Alberta (April 14, 2016) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter ended February 29, 2016. Revenue from continuing operations for the quarter and year-to-date of $1.15 billion and $2.30 billion increased 3.0% and 3.4% over the comparable periods, respectively. Operating income before restructuring costs and amortization1 for the quarter and year-to-date of $502 million and $1.01 billion improved 0.8% and 2.5% over the comparable periods, respectively.

Chief Executive Officer, Brad Shaw said, “We have successfully closed the acquisition of WIND Mobile (“WIND”) on March 1, 2016 and the disposition of Shaw Media Inc. (“Shaw Media”) on April 1, 2016. We believe these two transformative transactions better position Shaw for growth over the long term. With the acquisition of WIND and with our customers’ connectivity needs at the heart of the strategic decisions we make, we are combining the power of our fibre, coax, WiFi and wireless networks to deliver a seamless experience of anytime and anywhere connectivity for our customers.”

Basis of presentation

The Company sold Shaw Media to Corus Entertainment Inc. (“Corus”) for consideration of approximately $2.65 billion which is comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares issued at $11.21 per share. Given the announcement of the sale occurred in the second quarter, the assets, liabilities, operating results and operating cash flows for Shaw Media in the current and comparable periods are presented as discontinued operations—separate from the Company’s continuing operations.

Selected Financial Highlights

	Three months ended			Six months ended
(millions of Canadian dollars except per share amounts)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Revenue	1,151	1,118	3.0	2,295	2,219	3.4
Operating income before restructuring costs and amortization	502	498	0.8	1,010	985	2.5
Operating margin [1]	43.6%	44.5%	(0.9pts )	44.0%	44.4%	(0.4pts )
Free cash flow [1]	119	169	(29.6)	291	362	(19.6)
Net income	164	168	(2.4)	382	395	(3.3)
Earnings per share
Basic	0.32	0.34		0.75	0.81
Diluted	0.32	0.34		0.75	0.80

“The core of our business continues to show solid results despite the economic challenges that some of our customers are facing in parts of western Canada. We remain committed to operational excellence as we build on this foundation to transform Shaw into a leading pure-play connectivity provider,” said Mr. Shaw.

Net income for the quarter was $164 million or $0.32 per share relative to $168 million or $0.34 per share for the comparable period. Net income for the six month period was $382 million or $0.75 per share compared to $395 million or $0.81 per share for the comparable period. The current periods included transaction costs associated with the WIND acquisition, higher amortization and a greater equity loss related to some of our investments, which were partially offset by higher operating income from continuing operations and higher income from discontinued operations, net of tax. The prior period also included income related to a distribution from a venture capital fund investment.

Consolidated free cash flow1 for the three and six month periods of $119 million and $291 million, respectively, as compared to $169 million and $362 million for the comparable periods. The reduction for the quarter and year-to-date was largely due to higher planned capital expenditures which were partially offset by higher operating income before restructuring costs and amortization1 and lower cash taxes.

For Consumer, revenue generating units (“RGU“s) were 41,922 lower in the quarter, an improvement over the 43,750 RGUs loss in the first quarter of 2016 and 65,215 RGU losses in the second quarter of 2015. The current quarter change reflects losses of 14,473 phone lines with the continuing unbundling of phone services market wide, 6,002 satellite video RGUs, and 25,782 cable video RGUs which were partially offset by a 4,335 internet RGU gain.

“Providing our customers with choice, value and flexibility through innovation remains a top priority for us,” said Mr. Shaw. “Over the past few months, we have introduced a number of features for our video customers, including FreeRange TV, a market-leading cloud based X1 platform, unveiled in January 2016 that had over 210,000 account activations and more than 360,000 unique devices at March 31, 2016.”

Mr. Shaw added, “We continue to make progress on our Comcast video roadmap with the launch of FreeRange TV Web access on April 6, 2016. This product extends the FreeRange experience from a wireless mobile device to other connected devices such as laptops and SmartTVs. It is another example of how Shaw is changing the video landscape for our customers. As we continue to expand our next generation video services and enhance broadband performance through the deployment of DOCSIS 3.1, we remain committed to providing a leading experience for our customers.”

On February 16, 2016, Shaw launched Limited TV, an entry level plan that complements our menu of value-added video offerings. With Limited TV, Shaw was one of the first to meet the CRTC’s requirement for a “skinny basic package” ahead of their mandated timeline. Limited TV allows customers to subscribe to basic TV and choose from additional theme packs to build their own personalized TV package. Shaw continues to expand choice in video with the new two-year ValuePlans, hardware options, access to the most popular channels at competitive prices, FreeRange TV, shomi, CraveTV and the latest on-demand content.

“With WIND we have acquired immediate scale with a subscriber base of approximately 980,000, extensive spectrum, retail distribution, a wireless network that has a clear path to LTE and the opportunity to integrate that wireless network with our hybrid fibre-coax network and Shaw Go WiFi in a converged best-in-class network-of-networks.” said Mr. Shaw.

With the acquisition of WIND and disposition of Shaw Media, Shaw is revising its fiscal 2016 guidance. Shaw’s revised fiscal 2016 guidance for Consumer, Business Network Services and Business Infrastructure Services, combined, is for operating income before restructuring costs and amortization to range between flat to low single digit growth over fiscal 2015. Consolidated capital investment for Consumer, Business Network Services and Business Infrastructure Services, combined, is expected to be $995 million. The increase in expected capital spend reflects capital projects acquired in the INetU transaction and the effect of foreign exchange rates relative to plan. Shaw expects to provide consolidated fiscal 2017 guidance, including WIND, in its normal course.

Brad Shaw concluded, “As we move through the last half of the year and into fiscal 2017, we are excited about the opportunities ahead for all segments of the business. Shaw’s new asset profile has renewed our focus on growth while operational efficiencies will anchor our ability to be successful in a competitive marketplace.”

Shaw is a leading pure-play connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, NYSE—SJR). For more information, please visit www.shaw.ca

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended February 29, 2016

April 14, 2016

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated April 14, 2016, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended February 29, 2016 and the 2015 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2015Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset acquisitions and dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations, and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest, income tax and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw currently operates and will operate and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it now operates and will operate; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow and accelerated capital fund.

Shaw Communications Inc.

Introduction

Shaw transformation

With the closing of the WIND Mobile Corp. (“WIND”) acquisition and the sale of its Media division, Shaw has completed significant steps in its drive for growth and firmly positions Shaw to be a leading pure-play provider of connectivity that is focused on delivering consumer and business communications that are supported by best-in-class wireline, WiFi, wireless and data infrastructure.

The acquisition of WIND closed on March 1, 2016 for approximately $1.6 billion and was funded through a combination of cash on hand, $1.0 billion draw on bridge financing and a drawdown of $300 million on the Company’s credit facility.

With WIND, Shaw has acquired immediate scale with a subscriber base of approximately 980,000, extensive spectrum, retail distribution, a wireless network that has a clear path to LTE and the opportunity to integrate that wireless network with Shaw’s hybrid fibre-coax network and Shaw Go WiFi in a converged best-in-class network of networks. This vision will connect our customers when, how and wherever they want and with the speeds they want.

On April 1, 2016, Shaw Media Inc. (“Shaw Media”) was sold to Corus Entertainment Inc. (“Corus”) for approximately $2.65 billion. Shaw received $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares issued at $11.21 per share. The total consideration remains subject to customary closing adjustments. As a result of the transaction, Shaw owns approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Corus shares held by Shaw are subject to retention periods of approximately one third of its interest in Corus for 12 months post-close, a second one third for 18 months post-close and the final one third for 24 months post-close. Shaw is required to have its Corus Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until August 31, 2017.

The cash proceeds of the sale were applied to pay down the bridge financing and credit facility incurred to finance the acquisition of WIND.

Continuing Innovation & Growth

In the quarter, Shaw introduced a number of options for our video customers, starting with the launch of our FreeRange TV service, Limited TV, its new skinny basic video package mandated by the CRTC and a new 2-year ValuePlan.

FreeRange TV, a milestone on our roadmap to bring Comcast’s market-leading cloud-based X1 platform to Canadian viewers, was unveiled in January 2016 and as at the end of March had over 210,000 account activations and more than 360,000 unique devices. With approximately 70% of customers tuning into live TV, the ability to stream live TV on the go or outside of the home is one of the most popular features. We continue to make progress on our next generation video journey with the launch of FreeRange TV Web access on April 6. This product extends the FreeRange experience from a wireless mobile device to other connected devices such as laptops and SmartTVs and is another example of how Shaw is working to enhance the video experience for its customers. As we continue to expand the next generation video services and enhance broadband performance through the deployment of DOCSIS 3.1, we remain committed to providing a leading experience for our customers.

Shaw Communications Inc.

The Company was also one of the first to launch the CRTC mandated skinny basic package, Limited TV, on February 16, 2016 ahead of the CRTC required timeline. Limited TV is another option for customers where they can subscribe to a basic TV service and have the ability to supplement it with enhanced theme packs to build their own personalized TV package. Customers can also choose from additional value-added TV packages that provide more hardware options and access to the most popular channels at competitive prices, including the new 2-year ValuePlans. With 2-Year ValuePlans and FreeRange TV, more Shaw customers will enjoy a whole home experience, shomi, CraveTV and the latest live and on-demand content, whenever and wherever they want.

As previously announced, our Business Infrastructure Services division expanded into the eastern U.S. with its acquisition of INetU, Inc. (“INetU”), for US$162 million on December 15, 2015. Integration is well underway with the Pennsylvania-based customer-centric solutions provider for public, private and hybrid cloud environments and managed security and compliance services.

Collectively, our asset realignment and continuing innovation in our core business has renewed our focus on growth and operational improvement that will support execution of our strategic priorities.

Selected financial and operational highlights

Basis of presentation

In the second quarter of fiscal 2016, Shaw signed an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for approximately $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares issued at $11.21 per share. The total consideration remains subject to customary closing adjustments. The transaction closed on April 1, 2016 subsequent to Shaw’s second quarter reporting period. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation, and has therefore been excluded from both continuing operations and segmented results for all periods presented in the accompanying financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

Shaw Communications Inc.

Financial Highlights

	Three months ended			Six months ended
(millions of Canadian dollars except per share amounts)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Operations:
Revenue	1,151	1,118	3.0	2,295	2,219	3.4
Operating income before restructuring costs and amortization (1)	502	498	0.8	1,010	985	2.5
Operating margin (1)	43.6%	44.5%	(0.9pts )	44.0%	44.4%	(0.4pts )
Net income from continuing operations	116	135	(14.1)	254	283	(10.2)
Income from discontinued operations, net of tax(3)	48	33	45.5	128	112	14.3
Net income	164	168	(2.4)	382	395	(3.3)
Per share data:
Basic earnings per share
Continuing operations	0.24	0.28		0.52	0.60
Discontinued operations	0.08	0.06		0.23	0.21

	0.32	0.34		0.75	0.81

Diluted earnings per share
Continuing operations	0.24	0.28		0.52	0.59
Discontinued operations	0.08	0.06		0.23	0.21

	0.32	0.34		0.75	0.80

Weighted average participating shares outstanding during period (millions)	477	466		476	465
Funds flow from continuing operations (2)	363	325	11.7	710	655	8.4
Free cash flow(1)	119	169	(29.6)	291	362	(19.6)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
(3)	As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period, before tax, amounted to $20 for program rights and $4 for property, plant and equipment, intangibles and other

Subscriber highlights

			Change		Change
			Three months ended		Six months ended
	February 29, 2016	August 31, 2015	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Consumer
Video – Cable	1,720,712	1,764,523	(25,782)	(33,450)	(43,811)	(45,373)
Video – Satellite	793,059	811,988	(6,002)	(10,708)	(18,929)	(29,080)
Internet (1)	1,786,061	1,772,293	4,335	(4,443)	13,768	6,936
Phone	990,566	1,027,266	(14,473)	(16,614)	(36,700)	(22,299)

	5,290,398	5,376,070	(41,922)	(65,215)	(85,672)	(89,816)

Business Network Services
Video – Cable	61,266	77,709	(13,572)	(2,517)	(16,443)	(6,185)
Video – Satellite	34,176	31,435	2,442	2,454	2,741	2,846
Internet (1)	177,686	180,248	(1,547)	2,624	(2,562)	5,293
Phone	290,386	284,785	3,104	4,587	5,601	9,673

	563,514	574,177	(9,573)	7,148	(10,663)	11,627

	5,853,912	5,950,247	(51,495)	(58,067)	(96,335)	(78,189)

(1)	Internet subscribers at August 31, 2015 have been restated to reclass 2,081 customers from Consumer to Business Network Services.

Shaw Communications Inc.

Shaw’s current method of counting subscribers measures at the individual unit level. This measure suited traditional offerings such as analog video and phone because larger installations would result in subscriber additions that correlated relatively with the increase in business. With the introduction of SmartVoice, SmartWiFi and SmartSecurity cloud based solutions, subscriber additions are generally recorded at the customer level so that one customer is recorded when an installation may involve many units. The result is that when new customers subscribe for our market leading services, the subscriber impact is minimal. The effects are greater when existing customers upgrade from analog video and/or phone service with a number of subscriber units to our SmartVoice, SmartWiFi and/or SmartSecurity cloud based solutions because the customer that was formerly counted for each unit is now counted as a single subscriber. This means that, as the Company succeeds by attracting new and existing customers to its new offerings, the number of Business Network Services subscribers will fall even as revenue increases – as for the current quarter.

Overview

Our 2016 second quarter financial results represented improvements in operating income before restructuring costs and amortization over the second quarter 2015. Highlights of the quarter are as follows:

•	Revenue for the quarter of $1.15 billion, an increase of 3.0% from $1.12 billion for the second quarter of 2015

•	Second quarter operating income before restructuring costs and amortization of $502 million, an increase of 0.8% from $498 million for the second quarter of 2015

•	Operating margin for the second quarter of 43.6%, down from 44.5% for the second quarter of 2015

•	Net income for the second quarter of $164 million, a decrease of 2.4% from $168 million for the second quarter of 2015

•	Free cash flow for the second quarter of $119 million, a $50 million decrease from $169 million for the second quarter of 2015

•	Revenue generating unit (“RGU”) losses of 51,495 for the second quarter compared to losses of 58,067 for the second quarter of 2015

Revenue increased 3.0% over the comparable quarter reflecting growth in the continuing divisions, Consumer, Business Network Services and Business Infrastructure Services. The improvement is primarily attributed to customer growth in both the Business Network Services and Business Infrastructure Services divisions.

Operating income before restructuring costs and amortization of $502 million and $1.01 billion for the three and six month periods improved 0.8% and 2.5% compared to $498 million and $985 million for the comparable periods. The improvement was driven by profitable growth in the Business Infrastructure Services division on customer growth, the acquisition of INetU and the effect of favourable year-over-year foreign exchange offset partially by lower operating income before restructuring costs and amortization in the Consumer division, a result of slightly lower revenues and higher costs associated with the deployment of FreeRange TV and to higher programming costs.

Revenue and operating income before restructuring costs and amortization increased $8 million and decreased $6 million, respectively, over the first quarter 2016. The increase in revenue was due primarily to customer growth in the Business Infrastructure Services division partially offset by lower revenue in the Consumer division. The decrease in operating income before restructuring costs and

Shaw Communications Inc.

amortization was the result of lower Consumer division revenue and higher costs related to next generation video and higher programming costs, offset by customer growth in both the Business Infrastructure Services and Business Network Services divisions and the acquisition of INetU in mid-December 2015.

Consumer and Business Network Services, excluding named and wholesale customers, had 5.85 million RGUs as at February 29, 2016. During the quarter, Consumer RGUs declined by 41,922, an improvement over the 43,750 RGUs lost in the first quarter of 2016 and 65,215 RGUs lost in the second quarter of 2015. RGU losses in the current quarter were driven primarily by phone losses of 14,473, satellite video losses of 6,002 and cable video losses of 25,782, partially offset by Internet gains of 4,335.

Net income was $164 million and $382 million for the three and six months ended February 29, 2016, respectively, compared to $168 million and $395 million for the same periods last year. The changes in net income are outlined in the following table.

	February 29, 2016 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2015	February 28, 2015	February 28, 2015
Increased (decreased) operating income before restructuring costs and amortization (1)	(6)	4	25
Decreased restructuring costs	—	36	36
Increased amortization	(8)	(12)	(23)
Increased interest expense	(3)	(5)	(9)
Change in net other costs and revenue (2)	(13)	(43)	(45)
Decreased (increased) income taxes	8	1	(13)
Increased (decreased) income from discontinued operations, net of tax	(32)	15	16

	(54)	(4)	(13)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of a joint venture and other losses as detailed in the unaudited Consolidated Statements of Income and in the prior period distributions from a venture capital fund investment.

Net income for the current quarter decreased $54 million compared to the first quarter of fiscal 2016 mainly due to lower income from discontinued operations of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenues of $13 million. Net other costs and revenues decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of WIND and INetU. See “Other income and Expense” for further detail on non-operating items.

Net income for the current quarter decreased $4 million from the comparable period mainly due to the change in net other costs and revenues of $43 million related to higher business acquisition costs associated with the WIND transaction and a distribution received in the prior year from a venture capital fund investment, higher equity loss of a joint venture and increased amortization almost fully offset by an increase in operating income before restructuring costs and amortization of $4 million, lower restructuring costs of $36 million and an increase in income from discontinued operations, net of tax, of $15 million.

Net income for the six month period decreased $13 million from the comparable periods mainly due to the change in net other costs and revenues of $45 million related to higher business acquisition costs associated with the WIND transaction, a distribution received in the prior year from a venture capital fund investment, higher equity loss of a joint venture, higher amortization and higher income taxes

Shaw Communications Inc.

partially offset by an increase in operating income before restructuring costs and amortization by $25 million, decrease in restructuring costs by $36 million and an increase in income from discontinued operations, net of tax, of $16 million.

Free cash flow of $119 million and $291 million for the three and six months ended February 29, 2016, respectively, compares to $169 million and $361 million for the comparable periods. The decreases are primarily the result of higher planned capital expenditures offset partially by an increase in operating income before restructuring costs and amortization.

Outlook

With the acquisition of WIND and disposition of Shaw Media, Shaw is revising its fiscal 2016 guidance. Shaw’s revised fiscal 2016 guidance for Consumer, Business Network Services and Business Infrastructure Services, combined, is for operating income before restructuring costs and amortization to range between flat to low single digit growth over fiscal 2015.

Consolidated capital investment for Consumer, Business Network Services and Business Infrastructure Services, combined, is expected to be $995 million. The increase in expected capital spend reflects capital projects acquired in the INetU transaction and the effect of foreign exchange rates relative to plan.

Shaw expects to provide consolidated fiscal 2017 guidance, including WIND, in its normal course.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Operating income from continuing operations	271	243	556	518
Add back (deduct):
Restructuring costs	—	36	—	36
Amortization:
Deferred equipment revenue	(17)	(20)	(36)	(39)
Deferred equipment costs	38	41	79	81
Property, plant and equipment, intangibles and other	210	198	411	389

Operating income before restructuring costs and amortization	502	498	1,010	985

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended				Six months ended
	February 29, 2016	February 28, 2015	Change		February 29, 2016	February 28, 2015	Change
Consumer	43.1%	43.6%	(0.5pts	)	43.8%	43.7%	0.1pts
Business Network Services	48.2%	50.4%	(2.2pts	)	47.6%	49.2%	(1.6pts	)
Business Infrastructure Services	37.1%	41.7%	(4.6pts	)	35.8%	40.0%	(4.2pts	)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Income from discontinued operations, net of tax	48	33	128	112
Add back (deduct):
Income taxes	18	13	47	41
Restructuring costs	—	2	—	2
Amortization:
Property, plant and equipment, intangibles and other	4	8	11	16
Other non-operating items	1	2	3	6

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	71	58	189	177

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization and includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item and dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Free cash flow from continuing operations and free cash flow from discontinued operations are each calculated less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net) and adjusted to exclude share-based compensation expense and recurring cash funding of pension amounts net of pension expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and for Business Infrastructure Services is separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Revenue
Consumer	934	937	(0.3)	1,878	1,864	0.8
Business Network Services	137	129	6.2	273	256	6.6
Business Infrastructure Services	89	60	48.3	162	115	40.9

	1,160	1,126	3.0	2,313	2,235	3.5
Intersegment eliminations	(9)	(8)	12.5	(18)	(16)	5.9

	1,151	1,118	3.0	2,295	2,219	3.5

Operating income before restructuring costs and amortization (1)
Consumer	403	408	(1.2)	822	813	1.1
Business Network Services	66	65	1.5	130	126	3.2
Business Infrastructure Services	33	25	32.0	58	46	26.1

	502	498	0.8	1,010	985	2.5

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	234	227	3.1	449	454	(1.1)
Business Infrastructure Services	40	27	48.1	70	39	79.5

	274	254	7.9	519	493	5.3
Accelerated capital fund investment (1)	—	(29)	n/a	—	(59)	n/a

	274	225	21.8	519	434	19.6

Free cash flow before the following	228	273	(16.5)	491	551	(10.9)
Less:
Interest	(76)	(71)	7.0	(149)	(140)	6.4
Cash taxes	(64)	(73)	(12.3)	(132)	(144)	(8.3)
Other adjustments:
Non-cash share-based compensation	—	1	(100.0)	1	2	(50.0)
Pension adjustment	3	4	(25.0)	(20)	(20)	—
Customer equipment financing	2	4	(50.0)	4	7	(42.9)
Preferred share dividends	(3)	(3)	—	(7)	(7)	—

Free cash flow from continuing operations	90	135	(33.3)	188	249	(24.5)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	71	58	22.4	189	177	6.8
Less:
Capital expenditures	(3)	(4)	(25.0)	(4)	(5)	(20.0)
Cash taxes	(9)	(9)	—	(39)	(35)	8.311.4
Program rights	(20)	—	n/a	(20)	—	n/a
CRTC benefit obligation funding	(4)	(5)	(20.0)	(8)	(10)	(20.0)
Non-controlling interests	(5)	(5)	—	(13)	(13)	—
Pension adjustment	(1)	(1)	—	(2)	(1)	100.0

Free cash flow from discontinued operations	29	34	(5.8)	103	113	(8.8)

Free cash flow	119	169	(29.6)	291	362	(19.6)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Accelerated capital fund

In fiscal 2013, the Company established a notional fund, the accelerated capital fund, of $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, expansion of Shaw Go WiFi, and additional innovative product offerings related to Shaw Go WiFi and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014 and $150 million in fiscal 2015. The accelerated capital fund closed in fiscal 2015.

Shaw Communications Inc.

Discussion of operations

Consumer

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Revenue	934	937	(0.3)	1,878	1,864	0.8
Operating income before restructuring costs and amortization (1)	403	408	(1.2)	822	813	1.1

Operating margin (1)	43.1%	43.6%	(0.5 pts )	43.8%	43.7%	0.1pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Consumer revenue for the current quarter of $934 million was down 0.3% relative to the comparable period. Lower video and phone RGUs and lower On Demand activity was offset by the impact of rate increases in the fourth quarter of 2015. For the six month period, revenue of $1.88 billion increased 0.8% over the comparable period primarily driven by the combined impact of January 2015 and August 2015 rate adjustments.

During the quarter, Consumer RGUs declined by 41,922 of which phone lines decreased 14,473, cable video and satellite video RGUs declined 25,782 and 6,002 respectively, and Internet customers increased by 4,335 RGUs. The economic slowdown in parts of western Canada continues to weigh on Consumer RGUs. Phone losses continue to moderate compared to the preceding three quarters.

Operating income before restructuring costs and amortization for the quarter of $403 million is lower by 1.2% relative to the comparable period and for the six month period is higher by 1.1%. The quarter results reflect a decrease in revenue on lower video and phone RGUs, fewer On Demand buys, higher implementation and recurring costs attributable to the launch of FreeRange TV and higher programming costs, partially offset by rate adjustments introduced in fiscal 2015 and lower employee related costs. Operating income before restructuring costs and amortization for the six month period increased due primarily to rate increases introduced in the fiscal 2015 offset partially by RGU losses, fewer On Demand buys, higher costs related to the launch of FreeRange TV and higher promotional discounts.

During the quarter, revenue declined $9 million and operating income before restructuring costs and amortization decreased $16 million over the first quarter of 2016. The impact of declines in video and phone RGUs, costs related to the launch of FreeRange TV, higher programming costs due to annual rate renewals and higher employee related costs due to new calendar year benefits was partially offset by increased satellite revenue on rate adjustments, growth in internet RGUs and lower marketing costs.

During the current quarter, the Company officially launched its new mobile TV App, “Shaw FreeRange TV” which provides an easy to use streaming service with access to live programming and over 35,000 VOD titles all in one comprehensive mobile app. Customers now have even more opportunity to watch what they want, where they want and how they want. In addition the company launched access to CraveTV. By bringing CraveTV together with shomi and live television on-the-go, we have made FreeRange TV the most compelling television viewing app available to Canadians. The current quarter also included another milestone with the completion of the second phase of the Digital Network Upgrade project in the Edmonton, Calgary, Winnipeg and Victoria regions. This second phase converts all remaining video signals to digital and allows the Company to double downstream capacity in our larger markets which provides opportunities for future bandwidth growth.

Shaw Communications Inc.

Business Network Services

	Three months ended				Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %		February 29, 2016	February 28, 2015	Change %
Revenue	137	129	6.2		273	256	6.6
Operating income before restructuring costs and amortization (1)	66	65	1.5		130	126	3.2

Operating margin (1)	48.2%	50.4%	(2.2	)pts	47.6%	49.2%	(1.6	)pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $137 million and $273 million for the quarter and year-to-date were up 6.2% and 6.6%, respectively, over the comparable periods primarily due to customer growth in both the small to medium business and large enterprise markets. The core business, excluding satellite services, increased 7.7% in the current quarter and 8.2% on a year-to-date basis, reflecting customers converting to or adding Shaw’s services.

Operating income before restructuring costs and amortization of $66 million and $130 million for the quarter and year-to-date improved 1.5% and 3.2%, respectively, over the comparable periods. Improvements were due mainly to higher revenue driven by customer growth which was partially offset by annual salary rate increases and the upfront costs associated with pursuing growth opportunities, including additional employees and marketing costs associated with the launch of Smart suite of products.

In the second quarter, revenue increased $1 million over the first quarter of 2016, primarily due to customer growth. Operating income before restructuring and amortization improved $2 million as a result of lower marketing and administrative expenditures partially offset by higher employee related costs.

Our “SmartVoice” and “SmartWiFi” products, launched in the prior quarters continue to gain in the market as our current and prospective customer base becomes more aware of the benefits that these products offer. “SmartVoice” allow employees to collaborate seamlessly across their desk phones, mobile devices and computers in the office, at a client’s business, from home and elsewhere. “SmartWiFi” provides seamless integration between wireless and wired networks and access to built-in analytics which provide monitoring and insights so business owners can continually optimize their WiFi networks.

Business Infrastructure Services

	Three months ended				Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %		February 29, 2016	February 28, 2015	Change %
Revenue	89	60	48.3		162	115	40.9
Operating income before restructuring costs and amortization (1)	33	25	32.0		58	46	26.1

Operating margin (1)	37.1%	41.7%	(4.6pts	)	35.8%	40.0%	(4.2pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $89 million for the three month period was up 48.3% over the comparable period primarily due to customer growth, the acquisition of INetU and the favourable impact of foreign exchange. For the six month period, revenue of $162 million increased 40.9% over the comparable period. Excluding the impact of foreign exchange, Business Infrastructure Services revenue for the US based operations increased by 28.0% to US$64 million for the three month period and by 21.2% to US$120 million for the six month period. The acquisition of INetU in December 2015, included in revenue for US based

Shaw Communications Inc.

operations, resulted in an increase in revenue of $10 million for the three and the six months ended February 29, 2016.

Operating income before restructuring costs and amortization improved over the comparable period by 32.0% for the current quarter and by 26.1% for the six month period. Improvements are partially attributed to the acquisition of INetU, the impact of a favourable year over year foreign exchange, and customer growth, partially offset by costs associated with the new data center operations in Calgary, Alberta and Portland, Oregon and the impact of the re-measurements of share appreciation rights.

Compared to the first quarter of 2016, revenue increased 21.9% primarily as a result of customer growth and the acquisition of INetU. Operating income before restructuring costs and amortization increased 32.0% over the prior quarter reflecting the impact of increased revenues partially offset by higher employee related costs and the commencement of operations at the Calgary, Alberta facility.

On December 15, 2015, ViaWest closed the acquisition of INetU, a Pennsylvania-based customer-centric solutions provider for public, private and hybrid cloud environments and managed security and compliance services. INetU owns its primary facility in Pennsylvania and has cloud capacity in Virginia, Washington, the United Kingdom and the Netherlands. The transaction was financed through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities and incremental term loan proceeds under ViaWest’s credit facility.

Capital expenditures and equipment costs

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Consumer and Business Network Services
New housing development	27	29	(6.9)	50	53	(5.7)
Success based	68	70	(2.9)	141	144	(2.1)
Upgrades and enhancements	104	75	38.7	197	141	39.7
Replacement	8	7	14.3	18	14	28.6
Building and other	27	46	(41.3)	43	102	(57.8)

Total as per Note 4 to the unaudited interim consolidated financial statements	234	227	3.1	449	454	(1.1)

Business Infrastructure Services
Total as per Note 4 to the unaudited interim consolidated financial statements	40	27	48.1	70	39	79.5

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements (1)	274	254	7.9	519	493	5.3

(1)	The three and six months ended February 28, 2015 included $29 million and $59 million, respectively, related to certain capital investments that were funded from the accelerated capital fund as defined under “Non-IFRS and additional GAAP measures”.

Capital investment was $274 million and $519 million in the current three and six month periods. Capital investment for the comparable periods was $254 million and $493 million and included $29 million and $59 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives, which were completed in the fourth quarter of 2015, included investment on new internal and external Calgary data centres, increasing network capacity, next generation video delivery systems, back office infrastructure upgrades, and expediting the WiFi infrastructure build.

Shaw Communications Inc.

Consumer and Business Network Services

Success based capital for the three and six month periods of $68 million and $141 million were $2 million and $3 million lower than the comparable periods last year. The lower current quarter spend primarily reflected lower digital phone installation activity. On a year-to-date basis the lower phone activity along with decreased spend driven by the timing of delivery of advanced Internet WiFi modem purchases, was partially offset by higher Satellite success based spend as a result of improved customer activations and increased equipment discounts, together with lower rental returns, due mainly to the termination of the Satellite rental program. Cable video success base spend was generally in line with last year driven by higher activations of whole home installations offset by lower cost deployments resulting from the use of refurbished units.

For the three and six month periods, investment in the combined upgrades and enhancement and replacement categories was $112 million and $215 million, an increase of $30 million and $60 million over the comparable periods. The increase was primarily due to investment in the core network including significant bandwidth and upgrade programs, next generation video delivery platforms necessary to support the rollout of advanced guide and mobile content experiences, timing of bulk material and vehicle purchases, investment in Business Network Services managed WiFi and SmartVoice products offset by lower spend on Shaw Go WiFi access points.

Investment in buildings and other of $27 million and $43 million for the three and six month periods was down $19 million and $59 million, respectively, over the comparable periods. The decrease relates to lower spend on the new internal data centre and Shaw Court refurbishment expenditures offset by improvements to our new Winnipeg and Montreal centres of excellence and investment in back office replacement systems The year-to-date results also include lower capitalized interest and proceeds on the sale of a real estate property.

New housing development capital investment for the three and six month periods of $27 million and $50 million was comparable to the prior year periods.

Business Infrastructure Services

Capital investment of $40 million and $70 million for the three and six month periods, respectively, was primarily growth related capital investment in core infrastructure and equipment to expand existing facilities in Denver, Colorado and Portland, Oregon along with development of the newest data center in Plano, Texas. Also included in the six month period is $8 million related to investment in the Calgary, Alberta facility.

Shaw Communications Inc.

Discontinued operations – Shaw Media

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Revenue	227	238	522	545
Eliminations(1)	(20)	(20)	(39)	(39)

	207	218	483	506

Operating, general and administrative expenses
Employee salaries and benefits	47	46	93	93
Purchases of goods and services	109	134	240	275

	156	180	333	368
Eliminations(1)	(20)	(20)	(39)	(39)

	136	160	294	329
Restructuring costs	—	2	—	2
Amortization	4	8	11	16
Accretion of long-term liabilities and provisions	1	1	2	2
Other losses	—	1	1	4

Income from discontinued operations before tax	66	46	175	153
Current income tax expense	9	9	38	35
Deferred income tax expense	9	4	9	6

Income (loss) from discontinued operations, net of tax	48	33	128	112

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

Revenue and income from discontinued operations net of tax for the quarter was $207 million and $48 million, respectively, compared to $218 million and $33 million last year. The revenue decrease was driven primarily by lower advertising revenues partially offset by higher subscriber and other revenues. The increase in income from discontinued operations before tax was primarily due to decreased advertising, programming costs and employee related costs in addition to an adjustment to cease amortization of non-current assets offset partially by a decrease in revenue and internal costs incurred in relation to the sale of the division. As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period amounted to $20 for program rights and $4 for property, plant and equipment, intangibles and other.

For the six month period, revenue of $483 million and income from discontinued operations net of tax of $128 million compared to $506 million and $112 million last year, respectively. The revenue decline was primarily due to reduced advertising revenues and lower syndication revenues as the prior year period benefited from shomi sub-licensing revenue with the service launching in November 2014. The increase in income from discontinued operations before tax was primarily due to decreased advertising, programming costs and employee related costs in addition to the adjustment to cease amortization of non-current assets offset partially by a decrease in revenue.

Capital investment continued on various projects in the quarter and included upgrading production equipment and infrastructure. Capital investment for the quarter was $3 million.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2016
Second	1,151	502	116	156	164	0.24	0.32
First	1,144	508	138	209	218	0.28	0.43
2015
Fourth	1,131	525	247	272	276	0.51	0.57
Third	1,135	527	136	202	209	0.28	0.42
Second	1,118	498	135	163	168	0.28	0.34
First	1,100	487	148	219	227	0.31	0.46
2014
Fourth	1,052	484	170	187	192	0.36	0.40
Third	1,060	487	152	219	228	0.32	0.47

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Net income for the current quarter decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations and net other costs and revenues of $13 million. Net other costs and revenues decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of WIND and INetU.

In the first quarter of 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenues decreased primarily due to a fourth quarter 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture of $5 million in the first quarter of 2016.

In the fourth quarter of 2015, net income increased $67 million primarily due to improved net other revenue items of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other revenue items was due to the combined effects of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the Shaw Court insurance claim.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $29 million, an increase in income from discontinued operations, net of tax, of $40 million, lower restructuring costs of $35 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result

Shaw Communications Inc.

of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015, net income decreased $59 million due to lower income from discontinued operations, net of tax, of $46 million and restructuring expenses of $36 million partially offset by higher operating income before restructuring costs and amortization of $10 million, net other revenue items of $24 million due to the aforementioned venture capital fund distributions.

In the first quarter of 2015, net income increased $35 million due to income from discontinued operations, net of tax, of $56 million and a decrease in income taxes of $26 million, partially offset by increases in amortization of $33 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter.

In the fourth quarter of 2014, net income decreased $36 million primarily due to lower income from discontinued operations, net of tax, of $53 million and lower income taxes of $12 million, partially offset by the effect of the restructuring announced during the previous quarter.

Other income and expense items

Amortization

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Amortization revenue (expense)
Deferred equipment revenue	17	20	(15.0)	36	39	(7.7)
Deferred equipment costs	(38)	(41)	(7.3)	(79)	(81)	(2.5)
Property, plant and equipment, intangibles and other	(210)	(198)	6.1	(411)	(389)	5.7

Amortization of property, plant and equipment, intangibles and other increased over the comparable periods as the effect of higher foreign exchange rates on the translation of ViaWest and the amortization of new expenditures.

Amortization of financing costs and Interest expense

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Amortization of financing costs – long-term debt	1	1	—	3	2	50.0
Interest expense	77	72	6.9	150	141	6.4

Interest expense for the three and six month periods ended February 29, 2016 increased over the comparable periods primarily due to increased debt related to the INetU acquisition, foreign exchange on US dollar denominated debt and a decrease in capitalized interest.

Business acquisition costs

During the current quarter and year to date, the Company incurred $7 million and $8 million, respectively, of acquisition related costs for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of WIND which closed on March 1, 2016. Also included in the current quarter, $1 million was incurred related to the acquisition of INetU. During the first quarter of the prior year, $6 million of costs were incurred in respect of the acquisition of ViaWest.

Shaw Communications Inc.

Equity loss of a joint venture

For the three and six month periods ended February 29, 2016, the Company recorded equity losses of $19 million and $36 million, respectively, compared to $16 million and $29 million for in the comparable periods related to its interest in shomi, the subscription video-on-demand service launched in early November 2014.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the comparative six month period, the category also included a write-down of $3 million in respect of a property that was classified as held for sale and distributions of $27 million from a venture capital fund investment.

Income taxes

Income taxes are higher in the current year mainly due to an increase in the provincial tax rate and the impact of adjustments in the first quarter of fiscal 2015.

Financial position

Total assets were $15.0 billion at February 29, 2016 compared to $14.6 billion at August 31, 2015. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2015.

Current assets increased $2.36 billion primarily due to the reclassification of $2.65 billion assets as held for sale related to the disposition of Shaw Media, including cash of $41 million, accounts receivable of $235 million, other current assets of $33 million and non-current assets comprised of intangibles of $1.68 billion, goodwill of $538 million, property and equipment of $105 million, and deferred income tax asset of $18 million. Aside from amounts reclassified as held for sale, other current assets increased due to timing of payment of certain expenditures, including maintenance and support contracts.

Investments and other assets increased $5 million primarily due to minor investments in a number of privately held entities and to an increase in shomi investment net of equity loss.

Property, plant and equipment decreased $31 million due to $105 million reclassified as held for sale offset by capital investment in excess of amortization. Other long-term assets increased $5 million mainly due to an increase in maintenance and support contracts. Intangibles and goodwill decreased $1.90 billion due to $2.22 billion reclassified as held for sale offset by $68 million of intangibles and $165 million goodwill recorded on the acquisition of INetU, net software intangible additions of $35 million, net program rights additions, prior to reclassification, of $18 million and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $358 million during the quarter not including the $212 million of long-term liabilities reclassified as current liability held for sale related to the disposition of Shaw Media. The net decrease in current liabilities of $146 million, inclusive of the reclassified amount, was due to decreases in current portion of long term debt of $305 million as a result of the $300 million repayment of the variable senior rate notes on February 1, 2016, decreased income taxes payable of $91 million as a result

Shaw Communications Inc.

of installments made in the period and a slight reduction in provisions of $10 million, partially offset by an $44 million increase in accounts payable and accrued liabilities due to timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs.

Long-term debt increased $595 million due to the issuance of $300 million in fixed rate senior notes at a rate of 3.15% due February 19, 2021 and debt incurred related to the acquisition of INetU under ViaWest’s and the Company’s credit facility totaling US $170 million and the effect of foreign exchanges rates on ViaWest’s debt and the Company’s US dollar borrowings under its credit facility.

Other long-term liabilities decreased $74 million mainly due to amounts reclassified as held for sale and contributions to employee benefit plans partially offset by actuarial losses recorded on those plans in the current quarter.

Deferred credits decreased $12 million due to a decline in deferred equipment revenue.

Deferred income tax liabilities decreased $133 million primarily due to the amounts reclassified as held for sale and current year income tax recovery, partially offset by amounts recorded on the acquisition of INetU.

Shareholders’ equity increased $208 million primarily due to increases in share capital of $107 million, retained earnings of $76 million and equity attributable to non-controlling interests of $16 million and a decrease in accumulated other comprehensive loss of $10 million. Share capital increased due to the issuance of 4,391,854 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As at March 31, 2016, share capital is as reported at February 29, 2016 with the exception of the issuance of a total of 840,594 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP, and 2,866,384 Class B Non-Voting Shares related to the acquisition of WIND. Retained earnings increased due to current year earnings of $366 million, partially offset by dividends of $290 million while equity attributable to non-controlling interests increased due to their share of current year earnings. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans.

Liquidity and capital resources

In the current year, the Company generated $291 million of free cash flow, including $103 million of free cash flow from discontinued operations. Shaw used its free cash flow along with $300 million proceeds from a senior note issuance, borrowings of $119 million under its credit facility, borrowings of $178 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $12 million to repay the floating rate $300 million senior notes, finance the $223 million acquisition of INetU, pay common share dividends of $189 million, fund the net working capital change of $96 million, make $43 million in financial investments, repay $25 million borrowings under the its credit facility and invest an additional net $25 million in program rights. At February 29, 2016, $41 million of cash was classified as held for sale.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $93 million during the six months ending February 29, 2016.

Shaw Communications Inc.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU for approximately US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. In addition, ViaWest’s revolving credit facility was increased from US$85 million to US$120 million.

On February 11, 2016 the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1.0 billion to $1.5 billion under the bank credit facility.

Subsequent to the quarter end, the Company entered into an agreement with a syndicate of lenders to provide a $1.0 billion non-revolving term loan facility to partially fund the acquisition of WIND. The Company used the proceeds of the term loan along with cash on hand, $300 million borrowings under its existing bank credit facility and proceeds from the issuance of 2,866,384 Class B Non-Voting Shares to finance the acquisition of WIND on March 1, 2016. The $1.0 billion non-revolving term loan facility and $300 million borrowings under the Company’s bank credit facility were repaid on April 1, 2016 using the proceeds received from the sale of the Company’s Media division to Corus.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios. At February 29, 2016, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1
ViaWest Credit Facilities
Total Net Leverage Ratio(3)	≤ 6.50:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate of interest expense for the most recently completed fiscal quarter multiplied by four and dividends paid or accrued on shares (other than participating shares) during the most recently completed four fiscal quarters.
(3)	Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow from Operations

Operating Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Change %	February 29, 2016	February 28, 2015	Change %
Funds flow from operations	363	325	11.7	710	655	8.4
Net change in non-cash balances related to operations	114	79	44.3	40	(81)	149.4

	477	404	18.1	750	574	30.7

Shaw Communications Inc.

Funds flow from operations increased over the comparable periods primarily due to lower business acquisition costs, lower income tax expense and higher operating income before restructuring costs and amortization partially offset by higher interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to fluctuations in accounts receivable and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	Increase	February 29, 2016	February 28, 2015	Decrease
Cash flow used in investing activities	(535)	(213)	322	(828)	(1,342)	514

The cash used in investing activities increased over the comparable quarter due primarily to the acquisition of INetU in the quarter, an increase in cash flows used in discontinued operations and higher cash outlay for capital expenditures and inventory in the current quarter. For the six month period ended February 29, 2016, cash used in investing activities decreased over the comparable quarter primarily due to the acquisition of ViaWest in September 2014 partially offset by higher cash outlays for capital expenditures and inventory in the comparable period and a decrease in cash from discontinued operations.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Bank loans – net borrowings	94	(50)	93	361
ViaWest’s creditfacility and finance lease obligations	176	(2)	175	(4)
Bank facility arrangement costs	(6)	(2)	(7)	(2)
Dividends	(98)	(92)	(196)	(184)
Issuance of Class B Non-Voting Shares	6	66	12	95

	172	(80)	77	266

Accounting standards

The MD&A included in the Company’s August 31, 2015 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Recent accounting pronouncements

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 16, Leases, requires entities to recognize lease assets and lease obligations on the balance sheet. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted.

Shaw Communications Inc.

•	IAS 12, Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•	IAS 7, Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2015 Annual Report under “Known events, trends, risks and uncertainties” in Management’s Discussion and Analysis.

The sale of Shaw Media and retention of a smaller equity interest in Corus has reduced the Company’s exposure to risks relating to Media as described in the August 31, 2015 Annual Report.

The acquisition of WIND exposes Shaw to new risks relating to wireless operations. The descriptions of many of the risks discussed in the Company’s August 31, 2015 Annual Report are relevant to the Company’s expansion into the wireless communications business, including, risks described under “Competition and technological change”, “Impact of regulation”, “Economic conditions”, “Interest rates, foreign exchange rates, and capital markets”, “Litigation”, “Network failure”, “Information systems and internal business processes” and “Reliance on suppliers”. The following is an overview of the regulatory environment relating to wireless operations and certain risks that are particular to WIND.

Overview of Regulatory Environment for Wireless Operations

WIND currently owns and operates a 3G mobile wireless network in Ontario, Alberta and British Columbia, and offers services to customers over this network as a Wireless Service Provider (“WSP”) and a Wireless CLEC.

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Innovation, Science and Economic Development Canada (formerly, Industry Canada, and referred to as the “Department”) under the Radiocommunication Act. The use of spectrum is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

WIND’s AWS-1 licenses were issued in March 2008 for a term of ten years. Prior to expiration, WIND may apply for license renewal for an additional license term of up to ten years. WIND’s AWS-3 licenses were issued in April 2015 and have a term of 20 years. WIND has a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred or some unforeseen issue occurs. The process for issuing licenses after the initial term, and applicable terms and conditions of such renewals, will be determined by the Department.

In June 2013, the Department set out a framework governing transfers, divisions and subordination of spectrum licenses for commercial mobile spectrum. The framework sets out considerations and criteria for reviewing and approving license transfers, prospective transfers, and deemed license transfers, which include the consideration of the quantum and concentration of license holdings of the applicants in the licensed area, availability of alternative spectrum, and the degree of deployment of spectrum by the applicants. The framework articulates review procedures and timelines.

Shaw Communications Inc.

The CRTC regulates mobile wireless services under the Telecommunications Act. In August 1994, the CRTC decided to forbear from regulating most areas pertaining to mobile wireless service (while deciding to maintain active oversight of customer confidential information and other general conditions for mobile wireless service, including mandating wireless number portability and issues pertaining mobile 911). Further, the CRTC published the current Wireless Code in June 2013 (which came into effect in December 2013), which imposes inter alia limitations on early cancellation fees to ensure customers are not liable to contract terms longer than two years, the unlocking of wireless devices, mandating trial periods for wireless contracts and setting default caps on overage roaming charges. In May 2015, the CRTC issued a comprehensive policy framework for wholesale wireless services, including roaming, tower sharing and mobile virtual network operators (“MVNOs”). The CRTC required the three national wireless incumbent carriers to provide wholesale roaming services to other wireless carriers, including WIND, at cost-based rates. A proceeding is underway to set these cost-based rates, which should be completed by late 2016 or early 2017. The CRTC did not mandate MVNO access services. The cost-based wholesale roaming tariff proceeding may have an impact on WIND’s roaming costs, and on the rates and services that WIND can offer customers.

In December 2014, the Government of Canada’s Bill C-43 received Royal Assent, providing that under the Telecommunications Act and the Radiocommunication Act, the CRTC and the Department can impose monetary penalties on companies that contravene associated laws, regulations and rules.

WIND’s wireless operations are dependent on being able to locate and construct wireless antenna sites, which in some cases require certain authorizations or approvals from municipalities. In February 2013, a protocol related to the siting of wireless antenna systems was established to provide for a more comprehensive consultation process related to local land use priorities and new antenna site design parameters. The protocol contemplates notification of municipalities and the undertaking of public consultations in certain circumstances.

Risks for Wireless Operations

Changes to, or the introduction of new, laws, regulations, policies and conditions of license related to WIND’s wireless operations, as well as the failure to issue new spectrum licenses, the failure to renew existing licenses, the failure to approve the transfer of licenses (if such were to be requested), and the issuance of additional spectrum licenses to WIND’s competitors, could have a material adverse effect on WIND’s business, including how WIND provides products and services, and WIND’s financial condition, prospects and the results of operations. In addition, WIND could experience higher costs due to amended or newly-adopted laws and regulations, or decisions of the Department or the CRTC.

The Department may not renew WIND’s mobile spectrum licenses on acceptable terms, or at all. The process for issuing or renewing licenses, including the terms and conditions of any renewed or new licenses, and whether license fees should apply for future license terms, is expected to be determined by the Department.

Competition for Wireless Operations

WIND operates in the highly competitive Canadian wireless market which is characterized by several large and better established national and regional participants in Canada, and may face increased competition in the future from existing or new entrants or from alternate technologies, such as the use of Wi-Fi networks to deliver data services to customers beyond their home. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our average revenue per user for wireless subscribers, or both, and may have other adverse effects on Shaw’s operations and/or its financial results. Significant

Shaw Communications Inc.

capital investments will be required to upgrade and maintain the WIND wireless network, and these investments may be need to be made before related revenues, if any, are realized.

Other Potential Risks for Wireless Operations

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect WIND’s business. Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All of WIND’s cell sites comply with all applicable laws and regulations. Further, WIND relies on suppliers of network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and WIND cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	February 29, 2016	August 31, 2015
ASSETS
Current
Cash	357	398
Accounts receivable	242	468
Inventories	59	60
Other current assets	62	78
Assets held for sale [notes 3 and 12]	2,651	5

	3,371	1,009
Investments and other assets [note 12]	102	97
Property, plant and equipment	4,188	4,220
Other long-term assets	263	259
Deferred income tax assets	7	14
Intangibles	5,908	7,459
Goodwill	1,154	1,506

	14,993	14,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	750	887
Provisions	35	52
Income taxes payable	84	195
Unearned revenue	199	196
Current portion of long-term debt [notes 7 and 12]	303	608
Liabilities held for sale [note 3]	421	—

	1,792	1,938
Long-term debt [notes 7 and 12]	5,656	5,061
Other long-term liabilities	112	186
Provisions	1	10
Deferred credits	576	588
Deferred income tax liabilities	1,002	1,135

	9,139	8,918
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	5,601	5,409
Non-controlling interests in subsidiaries	253	237

	5,854	5,646

	14,993	14,564

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Revenue [note 4]	1,151	1,118	2,295	2,219
Operating, general and administrative expenses [note 6]	(649)	(620)	(1,285)	(1,234)
Restructuring costs [notes 6 and 13]	—	(36)	—	(36)
Amortization:
Deferred equipment revenue	17	20	36	39
Deferred equipment costs	(38)	(41)	(79)	(81)
Property, plant and equipment, intangibles and other	(210)	(198)	(411)	(389)

Operating income from continuing operations	271	243	556	518
Amortization of financing costs – long-term debt	(1)	(1)	(3)	(2)
Interest expense	(77)	(72)	(150)	(141)
Business acquisition costs	(8)	—	(9)	(6)
Equity loss of a joint venture	(19)	(16)	(36)	(29)
Other gains (losses)	(6)	26	(8)	26

Income from continuing operations before income taxes	160	180	350	366
Current income tax expense [note 4]	58	70	121	134
Deferred income tax recovery	(14)	(25)	(25)	(51)

Net income from continuing operations	116	135	254	283
Income from discontinued operations, net of tax [note 3]	48	33	128	112

Net income	164	168	382	395

Net income from continuing operations attributable to:
Equity shareholders	116	135	254	283

Income (loss) from discontinued operations attributable to:
Equity shareholders	40	28	112	99
Non-controlling interests in subsidiaries held for sale	8	5	16	13

	48	33	128	112

Basic earnings per share [note 9]
Continuing operations	0.24	0.28	0.52	0.60
Discontinued operations	0.08	0.06	0.23	0.21

	0.32	0.34	0.75	0.81

Diluted earnings per share [note 9]
Continuing operations	0.24	0.28	0.52	0.59
Discontinued operations	0.08	0.06	0.23	0.21

	0.32	0.34	0.75	0.80

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Net income	164	168	382	395
Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	5	—	6
Adjustment for hedged items recognized in the period	—	(1)	—	(1)
Unrealized loss on available-for-sale investment	1	1	—	(1)
Exchange differences on translation of a foreign operation	13	87	28	130
Exchange differences on US denominated debt hedging a foreign operation	(5)	(35)	(11)	(52)

	9	57	17	82
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	(11)	(23)	(5)	(23)
Discontinued operations	(5)	(12)	(2)	(12)

	(7)	22	10	47

Comprehensive income	157	190	392	442

Comprehensive income attributable to:
Equity shareholders	149	185	376	429
Non-controlling interests in subsidiaries	8	5	16	13

	157	190	392	442

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 29, 2016
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,883	(19)	5,409	237	5,646
Net income	—	—	366	—	366	16	382
Other comprehensive income	—	—	—	10	10	—	10

Comprehensive income	—	—	366	10	376	16	392
Dividends	—	—	(197)	—	(197)	—	(197)
Dividend reinvestment plan	93	—	(93)	—	—	—	—
Shares issued under stock option plan	14	(2)	—	—	12	—	12
Share-based compensation	—	1	—	—	1	—	1

Balance as at February 29, 2016	3,607	44	1,959	(9)	5,601	253	5,854

Six months ended February 28, 2015
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	382	—	382	13	395
Other comprehensive income	—	—	—	47	47	—	47

Comprehensive income	—	—	382	47	429	13	442
Dividends	—	—	(195)	—	(195)	—	(195)
Dividend reinvestment plan	79	—	(79)	—	—	—	—
Shares issued under stock option plan	112	(17)	—	—	95	—	95
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(13)	(13)

Balance as at February 28, 2015	3,373	49	1,697	(86)	5,033	235	5,268

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	363	325	710	655
Net change in non-cash balances related to continuing operations	114	79	40	(81)

	477	404	750	574

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(216)	(215)	(483)	(431)
Additions to equipment costs (net) [note 4]	(19)	(16)	(43)	(35)
Additions to other intangibles [note 4]	(32)	(12)	(53)	(34)
Net reduction to inventories	2	22	1	39
Business acquisitions, net of cash acquired [note 5]	(223)	—	(225)	(893)
Additions to investments and other assets	(32)	(51)	(43)	(81)
Distributions received and proceeds from sale of investments	—	29	3	29
Proceeds on disposal of property, plant and equipment	1	—	6	—
Cash from (used in) discontinued operations [note 3]	(16)	30	9	64

	(535)	(213)	(828)	(1,342)

FINANCING ACTIVITIES
Increase in long-term debt	597	—	597	411
Debt repayments	(327)	(52)	(329)	(54)
Bank facility arrangement costs	(6)	(2)	(7)	(2)
Issue of Class B Non-Voting Shares [note 8]	6	66	12	95
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95)	(88)	(189)	(177)
Dividends paid on Preferred Shares	(3)	(4)	(7)	(7)

	172	(80)	77	266

Effect of currency translation on cash balances	1	1	1	1

Increase (Decrease) in cash	115	112	—	(501)
Cash, beginning of the period	283	24	398	637
Cash, classified as assets held for sale at end of period	(41)	—	(41)	—

Cash of continuing operations, end of the period	357	136	357	136

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); and data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”). The Company’s shares are listed on the Toronto Stock Exchange, TSX Venture Exchange and New York Stock Exchange.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 29, 2016 were authorized for issue by the Audit Committee on April 13, 2016.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2015 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2015.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 16, Leases, requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	IAS 12, Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•	IAS 7, Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

3. DISCONTINUED OPERATIONS

In the second quarter of fiscal 2016, the Company announced it entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares issued at $11.21 per share. Total consideration remains subject to customary closing adjustments. The transaction closed on April 1, 2016, subsequent to the Company’s reporting period.

Although, through holding of these shares in Corus, the Company will effectively retain an indirect, non-controlling interest in the Media division subsequent to the sale, the Company will no longer have control over the division. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation.

The Company determined that the assets and liabilities of the Media division met the criteria to be classified as a disposal group held for sale for the period ended February 29, 2016. Accordingly, the assets and liabilities of the Media division were reclassified in the consolidated balance sheet at February 29, 2016 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year. No adjustments to the long-lived assets were necessary as the estimated purchase price of the Media division less costs to sell exceeded the carrying value of such operations as at February 29, 2016.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The following table summarizes the carrying value of the major classes of assets and liabilities of the disposal group which were classified as held for sale as of February 29, 2016:

February 29, 2016
Cash	41
Accounts receivable	235
Other current assets	33
Property and equipment	105
Deferred income tax assets	18
Intangibles	1,681
Goodwill	538

Total assets of the discontinued operations classified as held for sale	2,651

Accounts payable and accrued liabilities	181
Provisions	7
Income taxes payable	20
Unearned revenue	1
Other long-term liabilities	42
Long-term provisions	10
Deferred income tax liabilities	160

Total liabilities of the discontinued operations classified as held for sale	421

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Revenue	227	238	522	545
Eliminations(1)	(20)	(20)	(39)	(39)

	207	218	483	506

Operating, general and administrative expenses
Employee salaries and benefits	47	46	93	93
Purchases of goods and services(2)	109	134	240	275

	156	180	333	368
Eliminations(1)	(20)	(20)	(39)	(39)

	136	160	294	329
Restructuring costs	—	2	—	2
Amortization(2)	4	8	11	16
Accretion of long-term liabilities and provisions	1	1	2	2
Other losses	—	1	1	4

Income from discontinued operations before tax	66	46	175	153
Current income tax expense	9	9	38	35
Deferred income tax expense	9	4	9	6

Income from discontinued operations, net of tax	48	33	128	112

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period amounted to $20 for program rights and $4 for property, plant and equipment, intangibles and other.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Net cash flows attributable to:
Operating activities	(14)	37	17	85
Investing activities	(2)	(2)	(8)	(8)
Financing activities	—	(5)	—	(13)

Cash used in discontinued operations	(16)	30	9	64

4. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services and Business Infrastructure Services. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi and Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American and European businesses. All of the Company’s reportable segments are substantially located in Canada with the exception of ViaWest which is located in the United States. Information on operations by segment is as follows:

Operating information

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Revenue
Consumer	934	937	1,878	1,864
Business Network Services	137	129	273	256
Business Infrastructure Services	89	60	162	115

	1,160	1,126	2,313	2,235
Intersegment eliminations	(9)	(8)	(18)	(16)

	1,151	1,118	2,295	2,219

Operating income before restructuring costs and amortization
Consumer	403	408	822	813
Business Network Services	66	65	130	126
Business Infrastructure Services	33	25	58	46

	502	498	1,010	985
Restructuring costs	—	(36)	—	(36)
Amortization	(231)	(219)	(454)	(431)

Operating income	271	243	556	518

Current taxes
Operating	64	73	132	144
Other/non-operating	(6)	(3)	(11)	(10)

	58	70	121	134

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	214	207	403	412
Business Infrastructure Services	39	27	69	39

	253	234	472	451

Equipment costs (net of revenue)
Consumer and Business Network Services	21	20	47	42

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	234	227	449	454
Business Infrastructure Services	40	27	70	39

	274	254	519	493

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	216	215	483	431
Additions to equipment costs (net)	19	16	43	35
Additions to other intangibles	32	12	53	34

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	267	243	579	500
Increase/decrease in working capital and other liabilities related to capital expenditures	7	7	(56)	(13)
Decrease in customer equipment financing receivables	2	4	4	7
Less: Proceeds on disposal of property, plant and equipment	(1)	—	(6)	—
Less: Satellite equipment profit (2)	(1)	—	(2)	(1)

Total capital expenditures and equipment costs (net) reported by segments	274	254	519	493

(1)	The three and six months ended February 28, 2015 include $29 and $59, respectively, related to certain capital investments that were funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

5. BUSINESS ACQUISITIONS

INetU, Inc.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for US$162 which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. INetU is a solutions provider of public, private and hybrid cloud environments in addition to offering managed security and compliance services. The acquisition of INetU allows ViaWest to add new services to its cloud and managed offerings, and to expand its geographical footprint with eastern U.S. and European cloud locations.

INetU contributed $10 revenue and $2 net income for the period from December 15, 2015 to February 29, 2016. If the acquisition had closed on September 1, 2015, revenue and net income would have been approximately $24 and $6, respectively.

In connection with the transaction, the Company incurred $1 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The purchase consideration consisted of $223 in cash. The purchase price equation is preliminary pending finalization of valuation of net assets acquired. A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	—
Receivables	4
Other current assets	1
Property and equipment	25
Intangibles (1)	68
Goodwill, not deductible for tax (2)	165

263
Current liabilities	7
Deferred income taxes	33

223

(1)	Intangibles include customer relationships and software assets.
(2)	Goodwill comprises the value of growth opportunities created through the combination of businesses, a strong management team and an assembled workforce. Goodwill decreased $3 at February 29, 2016 due to translation using the period end foreign exchange rate.

Other

Effective October 31, 2015, the Company acquired the assets of a small cable system serving approximately 1,300 video subscribers in British Columbia. The cash consideration of $2 has been allocated to property, plant and equipment and broadcast rights.

6. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Employee salaries and benefits	207	228	409	415
Purchase of goods and services	442	428	876	855

	649	656	1,285	1,270

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

7. LONG-TERM DEBT

	February 29, 2016			August 31, 2015
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans (1)	539	—	539	434	—	434
Cdn fixed rate senior notes-
6.15% due May 9, 2016	300	—	300	299	1	300
5.70% due March 2, 2017	399	1	400	399	1	400
5.65% due October 1, 2019	1,246	4	1,250	1,245	5	1,250
5.50% due December 7, 2020	497	3	500	497	3	500
3.15% due February 19, 2021	298	2	300	—	—	—
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,418	32	1,450	1,418	32	1,450

	5,194	45	5,239	4,789	45	4,834
Cdn variable rate senior notes-
Due February 1, 2016	—	—	—	300	—	300

	5,194	45	5,239	5,089	45	5,134
Other
ViaWest – credit facility(2)	692	14	706	506	12	518
ViaWest – other	33	—	33	34	—	34
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,959	59	6,018	5,669	57	5,726
Less current portion (3)	303	—	303	608	1	609

	5,656	59	5,715	5,061	56	5,117

(1)	Bank loans include borrowings of USD $380 at February 29, 2016 (August 31, 2015 – USD $330). During the quarter, the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1 billion to $1.5 billion.
(2)	In connection with the INetU acquisition completed during the quarter, ViaWest increased its term loan by USD $80 and increased its revolving credit facility by USD $35.
(3)	Current portion of long-term debt includes the 6.15% senior notes due May 2016 and the amounts due within one year in respect of ViaWest’s term loan, finance lease obligations and landlord debt.

On February 19, 2016, the Company issued $300 senior notes at a rate of 3.15% due February 19, 2021.

8. SHARE CAPITAL

Changes in share capital during the six months ended February 29, 2016 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2015	22,420,064	2	451,471,562	3,205	12,000,000	293
Issued upon stock option plan exercises	—	—	601,710	14	—	—
Issued pursuant to dividend reinvestment plan	—	—	3,781,144	93	—	—

February 29, 2016	22,420,064	2	455,854,416	3,312	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

9. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	116	135	254	283
Deduct: dividends on Preferred Shares	(3)	(3)	(7)	(7)

Net income attributable to common shareholders from continuing operations	113	132	247	276
Net income (loss) from discontinued operations	48	33	128	112
Deduct: net income from discontinued operations attributable to non-controlling interests	(8)	(5)	(16)	(13)

Net income from discontinued operations attributable to common shareholders	40	28	112	99

Net income attributable to common shareholders	156	160	362	375

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	477	466	476	465
Effect of dilutive securities (1)	1	3	1	3

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	478	469	477	468

Basic earnings per share ($)
Continuing operations	0.24	0.28	0.52	0.60
Discontinued operations	0.08	0.06	0.23	0.21

Attributable to common shareholders	0.32	0.34	0.75	0.81

Diluted earnings per share ($)
Continuing operations	0.24	0.28	0.52	0.59
Discontinued operations	0.08	0.06	0.23	0.21

Attributable to common shareholders	0.32	0.34	0.75	0.80

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 29, 2016, 7,560,885 (2015 – 1,845,511) and 4,273,643 (2015 – 1,745,669) options were excluded from the diluted earnings per share calculation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 29, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Exchange differences on translation of a foreign operation	28	—	28
Exchange differences on translation of US denominated debt hedging a foreign operation	(11)	—	(11)

	17	—	17
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(7)	2	(5)
Discontinued operations	(3)	1	(2)

	7	3	10

Components of other comprehensive income and the related income tax effects for the three months ended February 29, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Unrealized loss on available-for-sale investment	1	—	1
Exchange differences on translation of a foreign operation	13	—	13
Exchange differences on translation of US denominated debt hedging a foreign operation	(5)	—	(5)

	9	—	9
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(15)	4	(11)
Discontinued operations	(7)	2	(5)

	(13)	6	(7)

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized loss on available-for-sale investment	(1)	—	(1)
Exchange differences on translation of a foreign operation	130	—	130
Exchange differences on translation of US denominated debt hedging a foreign operation	(52)	—	(52)

	83	(1)	82
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(31)	8	(23)
Discontinued operations	(16)	4	(12)

	36	11	47

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized loss on available-for-sale investment	1	—	1
Exchange differences on translation of a foreign operation	87	—	87
Exchange differences on translation of US denominated debt hedging a foreign operation	(35)	—	(35)

	58	(1)	57
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(31)	8	(23)
Discontinued operations	(16)	4	(12)

	11	11	22

Accumulated other comprehensive loss is comprised of the following:

	February 29, 2016 $	August 31, 2015 $
Items that may subsequently be reclassified to income
Unrealized loss on available-for-sale investment	(4)	(5)
Foreign currency translation adjustments	126	110
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(124)	(119)
Discontinued operations	(7)	(5)

	(9)	(19)

11. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Net income from continuing operations	116	135	254	283
Adjustments to reconcile net income to funds flow from operations:
Amortization	231	219	454	433
Deferred income tax recovery	(14)	(25)	(25)	(51)
Share-based compensation	—	1	1	2
Defined benefit pension plans	3	4	(19)	(20)
Accretion of long-term liabilities and provisions	—	—	—	(1)
Equity loss of a joint venture	19	16	36	29
Loss on write-down of assets	6	—	6	3
Distributions from a venture capital investment	—	(27)	—	(27)
Other	2	2	3	4

Funds flow from continuing operations	363	325	710	655

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Interest paid	33	30	146	138
Income taxes paid (net of refunds)	88	90	211	270
Interest received	—	—	—	—

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended		Six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	47	40	93	79

12.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. Theses equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value. The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	February 29, 2016		August 31, 2015
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Investment in publicly traded company (1)	4	4	4	4

Liabilities
Long-term debt (including current portion) (2)	5,959	6,453	5,669	6,307
Contingent liability(3)	2	2	2	2

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Real estate property

A real estate property was classified as held for sale in the statement of financial position at August 31, 2015. At August 31, 2015, the property’s fair value of $5 was based on the sale which closed during the first quarter.

13.	RESTRUCTURING COSTS

During 2014 and 2015, the Company undertook organizational changes and restructured its operations across its Consumer and Business Network Services operating segments. The majority of the remaining costs in respect of the restructuring activities are expected to be paid in fiscal 2016. The continuity of the restructuring provisions is as follows.

$
Balance as at September 1, 2015	17
Payments	(12)

Balance as at February 29, 2016	5

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2016 and February 28, 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	SUBSEQUENT EVENTS

Acquisition of Mid-Bowline Group Corp. (and its wholly owned subsidiary, WIND Mobile Corp.)

On March 1, 2016, the Company closed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. (“WIND”) for an enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares valued at $23.46 per share. The Company is currently in the process of completing the purchase price allocation which it expects to include in its interim financial statements for the third quarter of fiscal 2016.

WIND is Canada’s largest non-incumbent wireless service provider, serving approximately 980,000 subscribers across Ontario, British Columbia and Alberta. The acquisition provides the Company with a presence in the Canadian wireless sector and is another step in offering a converged network to our customers in Western Canada. The operating results of WIND will be included in the Company’s consolidated financial statements from the date of acquisition. In connection with the transaction, the Company incurred $8 of acquisition related costs for professional fees paid to lawyers, consultants and advisors and had a contingent liability of $6 at February 29, 2016 in respect of similar fees due upon closing of the transaction.

Sale of Shaw Media Inc.

On April 1, 2016, Shaw Media Inc. (“Shaw Media”) was sold to Corus Entertainment Inc. (“Corus”) for consideration of approximately $2.65 billion. Shaw received $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares issued at $11.21 per share. The total consideration remains subject to customary closing adjustments. As a result of the transaction, Shaw owns approximately 37% of Corus’ total issued equity of Class A and Class B shares. A portion of the cash consideration received was used to repay the Company’s borrowings used to fund the WIND acquisition.